SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Grust Holdings S.A.
Appraisal Report on Shares
Based on the Book Value of
the Stockholder’s Equity
at March 31,2008
for the Purpose of Incorporation of Shares

(A free translation of the original in Portuguese)	PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP – Brasil
telefone (11) 3674-2000
WWW.pwc.com/br

Appraisal Report on Share Based on the Book Value of the Stockholders’ Equity at March 31, 2008 for the Purpose of Incorporation of Shares

Grust Holdings S.A.

PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital of state of São Paulo, located at Av. Francisco Matarazzo, 1400, (Torre Torrino, Floors 9, 10, 13, 14, 15, 16 and 17) registered with the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5 and enrolled in the National Corporate Taxpayers’ Register under No. 61,562,112/0001-20, with its partnership deed registered at the 4th Registry Officer of Deeds and Documents of São Paulo, SP, in September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment, dated December 28,2007, having been registered in microfilm under No.93,580, on February 12, 2008, represented by its undersigned partner, Mr. Felipe Edmond Ayoub, Brazilian, married, accountant, holder of Identity Card No. 15,895,085-SSP/SP, enrolled in the Individual Taxpayers Register (CPF) under No. 125,045,418-85 and with the Regional Accounting Council of the State of São Paulo (CRC) under No. 1SP187402/O-4, resident and domiciled in the capital city of the State id São Paulo, was appointed as expert by Grust holdings S.A based on the book value of the stockholders’ equity at March 31, 2008, in accordance with Brazilian Corporate Law, Law 6,404/76, §1, Article 252. The results of this appraisal work are presented below.

The appraisal of the shares mentioned above was made in conjunction with the audit of the balance sheet at March 31, 2008. This balance sheet was prepared under the responsibility of the Company’s management with the specific purpose of supporting the incorporation of the shares into Braskem S.A.

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Grust Holdings S.A.

We conducted our audit in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transaction and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and the financial information disclosed and (c) assessing the accounting practices used and significant estimates made by management.

Based on our work, we conclude that the amount of the assets, rights and obligations which form the stockholders’ equity of Grust Holdings S.A., in accordance with the Company’s balance sheet at March 31, 2008, shown in the Attachment, is R$720,709,227.75, and is recorded in the books of account in conformity with accounting practices adopted in Brazil. Accordingly, considering that the paid-up capital of Grus Holdings S.A. is divided into 695,697,538 common shares, we conclude that the equity value of each share at March 31, 2008 is R$ 1.0360.

In conformity with the standards of NPA 14 of September 24, 2007 – Appraisal Reports issued by an Independent Auditor, issued by the Institute of Independent Auditors – IBRACON and with the Brazilian Securities Commission (CVM) Instruction 319 of December 3, 1999, we confirm that:

(a) In accordance with the professional standards established by the Federal Accounting Council through Resolution 821/1997, we are not aware of any conflicts of interest, whether direct or indirect or any other circumstance which otherwise represents a conflict of interest in relation to the service above,and

(b) We are not aware of any action by the majority stockholder or the company’s management intended to influence, restrain, impair or practice any actions which have or might have compromised access to, use of or awareness of information, assets, documents or work methodologies that are material to the quality of this report.

São Paulo, May 6, 2008

/s/ PricewaterhouseCoopers Auditores Independentes	/s/ Felipe Edmond Ayoub

PricewaterhouseCoopers	Felipe Edmond Ayoub
Auditores Independentes	Contador CRC 1SP187402/O-4
CRC 2SP000160/O-5

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Attachment to the Appraisla Report on the Shares of Grust Holdings S.A. based on the Book Value of the Stockholders’ Equity dated May 6, 2008

Summarized Balance Sheet at March 31, 2008 in reais

Assets

Cash	10.00
Investments
Ipiranga Química S.A.	351,403,657.07
Petroquímica Paulínia S.A.	96,729,003.63
COPESUL – Companhia Petroquímica do Sul	272,576,557.05

Total assets	720,709,227.75

Stockholders’ equity:
Paid up capital	695,697,538.69
Retained earnings	25,011,689.06

Total Stockholders’equity	720,709,227.75

Outstanding shares at March 31, 2008	695,697,538

Net equity value per share of outstanding shares at March 31, 2008	1.0360

This Attachment is an integral and inseparable part of the Appraisal Report on the Shares of Grust Holdings S.A., prepared based on the book value of the stockholders’ equity at March 31, 2008, and issued by PricewaterhouseCoopers Auditores Independentes, on May 6, 2008.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.